Microsoft Corporation	Tel 425 882 8080
One Microsoft Way	Fax 425 936 7329
Redmond, WA 98052-6399	http://www.microsoft.com

February 16, 2010

Mr. Craig D. Wilson

Sr. Asst. Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

RE: Microsoft	Corporation

        Form 10-K for the Fiscal Year Ended June 30, 2009

        Filed July 30, 2009

        01-14278

Dear Mr. Wilson,

This letter responds to your comments communicated to us in your letter dated January 26, 2010. Following are our responses to the specific comments in your letter.

Form 10-K for the Fiscal Year Ended June 30, 2009

Part II

Item 8. Financial Statements and Supplementary Data

Note 22. Segment Information and Geographic Data, page 77

1.	You indicate in response to prior comment 2 that you believe you have met the disclosure requirements under paragraph 37 of SFAS 131 since your segments are organized based on groups of similar products and services. For each of the offerings of each reportable segment, as described in your response, explain how you concluded that they represent a group of similar products or services. Describe the specific attributes and the criteria you use to aggregate.

Response:

SFAS 131 does not provide guidance on the specific attributes and criteria to be used for determining similar products and services; however, the attributes and criteria that Microsoft uses to conclude whether a group of products and services are similar include the nature of the products and services, the type of customers for the products and services, the methods to distribute the products and services, and the nature of the production process. Based on these attributes and criteria, the following explains how we concluded that each of our segments is organized based on groups of similar products and services:

Our Client segment consists of Windows PC operating systems and supporting applications. These offerings are primarily sold directly to PC manufacturers and are designed and developed using common engineering and production resources.

Microsoft Corporation	Tel 425 882 8080
One Microsoft Way	Fax 425 936 7329
Redmond, WA 98052-6399	http://www.microsoft.com

Our Server and Tools offerings are comprised of integrated server infrastructure software and services that are designed to support end-to-end software applications and tools built on the Windows Server operating system, and are sold almost exclusively to IT professionals, business IT departments and server manufacturers. These offerings share a common development process and are designed and developed to ensure interoperability.

Our Online Services Division (OSD) revenue is generated principally from our online advertising platform, online information offerings, and personal information offerings. The online information market is a network of advertisers, content providers, publishers, and end-users. OSD’s primary customers are advertisers and our approach to product design, marketing, and delivery are closely coordinated to meet the needs of those advertisers.

The Microsoft Business Division (MBD) offerings consist of the Microsoft Office system of applications and solutions to increase personal, team, and organizational productivity (which generates over 90% of MBD revenue), and the Microsoft Dynamics suite of products for business solutions. These software products are used primarily by information workers in businesses and are mainly sold in volume license arrangements, either directly or through resellers. They share a common overall development process and are designed and developed to ensure interoperability within the suite of products.

Our Entertainment and Devices Division (EDD) primary offerings consist of a group of products designed for entertainment and connectivity, such as the Microsoft Xbox 360 platform, the Zune digital music and entertainment platform, PC software games, online games and services and the Windows Mobile phone operating system. Their primary users are consumers. We distribute the large majority of EDD products through the retail channel. The product development process for these products is interconnected, converging and heavily influenced by consumer demand, preferences, and retail seasonality.

2.	Further, in reporting revenues from external customers for each product and service or each group of similar products and services, please tell us the basis for considering product and services on a combined, interchangeable basis as opposed to revenue disclosures for each product and each service separately. Clarify why you believe that your segment disclosures in Note 22 and in Part 1. Item 1. Business on page 3 of Form 10-K comply with paragraph 37 of SFAS 131 (now ASC 280-10-80-50-40) and Item 101(c)(i) of Regulation S-K respectively.

Response:

Given the intangible and integrated nature of Microsoft’s offerings, a high degree of similarity inherently exists among our products and services. For instance, our Server and Tools segment consists of software offerings to enterprise and IT professionals which include consulting services to enable quick and optimal implementation of these products. Likewise, the Entertainment and Devices Division segment consists of connected entertainment offerings combining platforms and services to enhance the mobile and entertainment experience for customers. The Xbox 360 platform includes our game console and Xbox Live services. Our customers consider this a single, integrated experience. Strategically, we design, develop and market these offerings with a single user scenario in mind.

Microsoft Corporation	Tel 425 882 8080
One Microsoft Way	Fax 425 936 7329
Redmond, WA 98052-6399	http://www.microsoft.com

We believe our segment disclosures comply with SFAS 131 and Item 101 of Regulation S-K because our segments are organized based on groups of similar products and services using the attributes and criteria of the nature of the products and services, the type of customers for the products and services, the methods to distribute the products and services, and the nature of the production process. Nevertheless, in order to address the concerns of the SEC Staff, Microsoft proposes that in future annual filings we will report consolidated revenue from external customers in a table for the following products and services: Microsoft Office system; Windows PC operating systems; server products and tools; Xbox 360 platform; consulting and product support services; and advertising. These products and services comprise approximately 90% of our consolidated revenue from external customers.

3.	You indicate in response to prior comment 3 that the segment information presented in Note 22 is used by your chief operating decision maker in assessing segment performance and deciding how to allocate resources. Considering that your MD&A should be a discussion and analysis of your business as seen through the eyes of management, tell us what consideration you gave to presenting the segment information provided beginning on page 23 on the basis consistent with your internal management reporting, with a reconciliation to U.S. GAAP.

Response:

Our operating segments in MD&A are the same as our segments for internal management reporting. Upon our adoption of SFAS 131 in fiscal year 1999, Microsoft considered whether we should present our MD&A segment information on a basis consistent with our internal management reporting, with a segment by segment reconciliation to U.S. GAAP, or on a basis consistent with our consolidated financial statements. Our primary objective was to provide a clear and concise discussion of how our segment performance affected our U.S. GAAP financial statements. Given the accounting differences described below, Microsoft concluded that the presentation of information by segment on a basis consistent with U.S. GAAP in MD&A, and in alignment with our consolidated financial statements, was more useful for investors. Thus our discussion of the segments themselves, including the main drivers of periodic results, is directly expressed in terms of U.S. GAAP. We carefully considered that investors have a complete view of our results – the internal basis and reconciliation to U.S. GAAP in Note 22 and U.S. GAAP in our MD&A – in a single document. With this approach, Microsoft believes it provides investors a fuller and more complete understanding of the results of our business than what they would have with only one view.

As indicated in Note 22, differences between the basis of accounting used by our chief operating decision maker in assessing segment performance and deciding how to allocate resources and U.S. GAAP include revenue recognition, stock-based compensation, and accelerated depreciation, among other small reconciling items. For instance, the internal accounting policy for revenue recognition does not include the deferral of revenue for undelivered elements, stock awards are expensed in the year they are granted for internal accounting purposes rather than over the requisite service period, and servers and PCs are generally expensed immediately rather than depreciated over their useful life. When material, we disclose in MD&A the impact of accounting differences. For example, in our fiscal first quarter 2010 segment MD&A, we disclosed the $1.5 billion of revenue deferred related to our Windows 7 Deferral in accordance with SOP 97-2.

4.	We note your responses to prior comments 4 and 5. In light of the Staff’s initial concerns resulting from your current disclosure, tell us what consideration you have given to clarifying the description of the basis for measurement of your segment data in future filings.

Microsoft Corporation	Tel 425 882 8080
One Microsoft Way	Fax 425 936 7329
Redmond, WA 98052-6399	http://www.microsoft.com

Response:

Microsoft proposes providing the following clarification of the basis for measurement of our segment data in future filings:

Due to the integrated structure of our business, certain costs incurred by one segment may benefit other segments. The costs that are identifiable are allocated to the segments that benefit to incent cross-collaboration among our segments so that one segment is not solely burdened by the cost of a mutually beneficial activity. Each allocation is measured differently based on the specific facts and circumstances of the costs being allocated. These cost allocations were not material in any period presented [we will identify the costs when material].

In addition, certain costs incurred at a corporate level that are identifiable and that benefit our segments are allocated to them. These allocated costs include costs of: field selling; employee benefits; shared facilities services; and customer service and support. Each allocation is measured differently based on the specific facts and circumstances of the costs being allocated. Certain other corporate-level activity is not allocated to our segments, including costs of: broad-based sales and marketing; product support services; human resources; legal; finance; information technology; corporate development and procurement activities; research and development; legal settlements and contingencies; and employee severance.

If you have any further questions, please call me at (425) 704-8002. Faxes may be transmitted to (425) 708-6421.

Sincerely,

/s/ FRANK BROD
Frank Brod
Corporate Vice President and Chief Accounting Officer

cc:	Peter Klein, Senior Vice President and Chief Financial Officer
John Seethoff, Vice President and Deputy General Counsel
Brad Smith, Senior Vice President and General Counsel

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